

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2022

Erica McLaughlin
Senior Vice President and Chief Financial Officer
CABOT CORP
Two Seaport Lane
Suite 1400
Boston, Massachusetts 02210

> **Re: CABOT CORP**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 29, 2021**
> **File No. 001-05667**

Dear Ms. McLaughlin:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences